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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Arrow Resources Development, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04276R109

(CUSIP Number)

Arrow Resources Development, Inc.

Attn: Chief Executive Officer

Carnegie Hall Tower

152 W. 57th Street

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

SCHEDULE 13D

CUSIP No. 04276R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arrow Pacific Resources (S) Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 309,370,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Stock on or around December 2, 2005)
8. Shared Voting Power 0
9. Sole Dispositive Power 309,370,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Stock on or around December 2, 2005)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,370,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Stock on or around December 2, 2005)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47.6%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 04276R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hans Karundeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Indonesia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power* 309,370,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Stock on or around December 2, 2005)
8. Shared Voting Power 0
9. Sole Dispositive Power* 309,370,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Stock on or around December 2, 2005)
10. Shared Dispositive Power* 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,370,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Stock on or around December 2, 2005)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47.6%
14.	Type of Reporting Person (See Instructions) IN

* Shares controlled derivatively by virtue of Mr. Karundeng’s controlling interest in Arrow Pacific Resources (S) Pte. Ltd.

SCHEDULE 13D

CUSIP No. 04276R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rudolph Karundeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 52,000,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Shares on or around December 2, 2005)
8. Shared Voting Power 0
9. Sole Dispositive Power 52,000,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Shares on or around December 2, 2005)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,000,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Shares on or around December 2, 2005)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 04276R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter J. Frugone
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 52,000,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Shares on or around December 2, 2005)
8. Shared Voting Power 0
9. Sole Dispositive Power 52,000,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Shares on or around December 2, 2005)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,000,000 Common Shares (unregistered, restricted common shares converted from Series AAA Preferred Shares on or around December 2, 2005)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8%
14.	Type of Reporting Person (See Instructions) IN

Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock converted from Series AAA Preferred Stock, par value $.00001 per share (the “Shares”), of Arrow Resources Development, Inc. (formerly known as CNE Group, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Carnegie Hall Tower, 152 W. 57th Street, New York, NY 10019.

Item 2. Identity and Background

The persons filing this statement are Arrow Pacific Resources (S) Pte. Ltd., a Singapore company (“Arrow”), Hans Karundeng, a citizen of New Guinea and the United States, Rudolph Karundeng, a citizen of New Guinea and the United States, and Peter J. Frugone, a citizen of the United States (collectively, the “Reporting Persons”). The principal business address and the principal office of Arrow is Carnegie Hall Tower, 152 W. 57th Street, New York, NY 10019, the principal business address of Hans Karundeng and Rudolph Karundeng is Block 19, Botanical Garden View, #01-25, Taman Sarsai, Singapore 257723, and the Principal business address of Peter J. Frugone is Carnegie Hall Tower, 152 W. 57th Street, New York, NY 10019.

The principal business of Arrow is the development of lumber plantations, specifically a plantation in Papua, New Guinea. The principal business of Hans Karundeng and Rudolph Karundeng is investments. The principal business of Peter J. Frugone is merchant banking.

No member of the Reporting Persons, nor any manager or executive officer or Arrow has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4 below, the consideration for the Shares is the agreement on the part of the Reporting Persons to transfer all of the shares of Arrow Resources Development, Ltd., a Bermuda limited company (“ARD”), to the Issuer. There is no cash or other consideration other than the issuance of the Shares by the Issuer. There have been no prior acquisitions not previously reported.

Item 4. Purpose of Transaction

On November 2, 2005, the Reporting Persons acquired 10,000,000 Series AAA Preferred Shares pursuant to an acquisition of the stock of ARD by the Issuer. The Shares converted into common shares of the Issuer representing 96% of the voting shares of the Issuer upon the completion of the necessary filings with the Delaware Secretary of State. In return, the Issuer, through ARD, will have the worldwide rights to market and distribute lumber produced on lumber leases in Papua, New Guinea. ARD is initiating the commercial development of timber resources and a eucalyptus plantation operation in Papua, New Guinea. In addition, the Issuer repurchased all outstanding options and warrants of its common and preferred stock and retired all outstanding debt of the Issuer related to its consolidated subsidiary, SRC Technologies, Inc.

On August 1, 2005, ARD entered into a marketing and distribution agreement with Arrow and its affiliated companies to act as the exclusive worldwide marketer and distributor for all of Arrow’s and its affiliates’ timber and derivative products. This agreement terminates on July 31, 2103 unless sooner terminated or renewed in accordance with its terms. Arrow’s affiliates have been granted leases by the government of Papua, New Guinea that terminate in 2098 for the development of plantation operations on more than 100,000 hectares of land. The agreement provides for ARD to retain 10% of the gross sales generated by all plantation operations from all resources and all derivative products, such as paper, pulp and chips.

The Board of Directors of the Issuer following the transaction will consist of Rudolph Karundeng, John W. Allen, Peter J. Frugone, and John E. McConnaughy.

Item 5. Interest in Securities of the Issuer

(a) On or around December 2, 2005, the Reporting Persons converted 10,000,000 Series AAA Preferred shares into 624,000,000 common shares. The Preferred Shares have a par value of .00001 and a liquidation preference of $60.00 per Share. The Shares are convertible into common stock based on a conversion ratio of 62.4 Shares of common for each Share of preferred. The Shares have no put rights or redemption features. The Issuer has no call rights on the Shares.

(b) The Reporting Persons do not have shared voting and dispositive power with regard to the Shares.

(c) There were no transactions in the Shares that were effected during the past 60 days by the Reporting Persons.

(d) No other person has the right to receive power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer has entered into a Series AAA Preferred Stock Purchase Agreement relating to the purchase of the Shares. Arrow and its three subsidiaries, Arrow Ackland Resources (PNG) Ltd., Arrow Musa Resources (PNG) Ltd., and Arrow Pongani Resources (PNG) Ltd., have entered into a Marketing and Distribution Agreement with ARD related to the marketing and distribution of timber from Papua, New Guinea.

In addition, on August 1, 2005, ARD also entered into a five-year Management Agreement with Empire Advisory, LLC (“Empire”), a company founded and managed by Peter J. Frugone, who will serve as the President and Chief Executive Officer of the Issuer as well as one of its directors. Pursuant to this Agreement, Empire will manage ARD’s business and financial affairs and, in connection therewith, provide ARD with Mr. Frugone’s services as President and Chief Executive Officer. ARD will pay Empire a management fee of $1 million during the first year of the agreement, which will increase annually by 125%, and $300,000 each year for expenses incurred by Empire. Empire has the right to purchase 800,000 shares of the Issuer’s stock from the Issuer for a nominal consideration.

In addition, on May 23, 2005, ARD entered into five-year Engagement Agreement with Hans Karundeng, the direct controlling owner of Arrow. Pursuant to this agreement Mr. Karundeng will provide ARD with business and financial consulting services for which he will be paid $1 million annually. On August 1, 2005, ARD entered into a five-year Employment Agreement with Rudolph Karundeng, Hans Karundeng’s son, pursuant to which Rudolph Karundeng will be employed as the Chairman of the Board of the Issuer and be responsible for executive oversight, strategic planning and direction of field operations. He will be paid $1 million annually for these services.

Item 7. Material to be Filed as Exhibits

Joint Filing Agreement of Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Arrow Pacific Resources (S) Pte. Ltd.

Date : January 30, 2006	By:	/s/ Hans Karundeng
	Name:	Hans Karundeng
	Title:	Chairman

/s/ Hans Karundeng
Hans Karundeng

/s/ Rudolph Karundeng
Rudolph Karundeng

/s/ Peter J. Frugone
Peter J. Frugone

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Series AAA Preferred Stock of CNE Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned have executed this Joint Filing Agreement this 10th day of January 2006.

Arrow Pacific Resources (S) Pte. Ltd.

By:	/s/ Hans Karundeng

Name:	Hans Karundeng

Title:	Chairman

/s/ Hans Karundeng
Hans Karundeng

/s/ Rudolph Karundeng
Rudolph Karundeng

/s/ Peter J. Frugone
Peter J. Frugone